SilverCrest Announces High Metallurgical Test Recoveries For Las Chispas

TSX-V: SIL | OTCQX: SVCMF

VANCOUVER, Oct. 30, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest Metals" or the "Company") is pleased to announce initial metallurgical test results for the Las Chispas Property (the "Property") located in Sonora, Mexico. Results show that the Las Chispas high-grade silver-gold mineralization appears to be amenable to standard cyanidation processing with average recoveries of 98.9% gold and 86.6% silver. Since the Las Chispas deposit geochemistry is similar to the nearby operating Santa Elena Mine ("Santa Elena"), the metallurgical test program was designed using processing criteria similar to that operation which uses a CCD-Merrill Crowe processing facility. Based on these initial high recovery percentages at Las Chispas, further metallurgical test work is planned for 2018.

N. Eric Fier, CPG, P.Eng, President and CEO, remarked, "Another milestone has been completed for the Las Chispas Property which continues to show increasing significance as an emerging high-grade silver-gold district. Historically, there were five mills in the district before 1930, four cyanidation and one flotation, which gave us a good indication that the metallurgy would be amenable to standard processing methods. This indication has now been confirmed with testwork showing excellent metal recoveries. The Las Chispas mineralization is similar to that of the nearby producing Santa Elena Mine (constructed by SilverCrest Mines Inc., the predecessor of SilverCrest Metals), which has current metal recoveries of 90% or greater for both silver and gold. With this metallurgical milestone now behind us, we can more confidentially plan for our Las Chispas maiden resource in Q1 2018."

Nineteen (19) core samples from the Las Chispas and Babicanora areas were combined into three (3) representative bulk composites for metallurgical testing as follows;

•	Composite 1 – Babicanora Vein near the defined top of the precious metal zone, approximately 50 metres from surface. Sample included partly oxidized quartz veining, stockwork and breccia.
•	Composite 2 – Babicanora Vein near the defined bottom of the precious metal zone, approximately 220 metres from the surface. Sample included partly oxidized quartz veining, stockwork and breccia.
•

Composite 3 – Las Chispas & Giovanna Veins near the center of the known high-grade mineralization, approximately 175 metres from surface and near historic underground workings. Sample included quartz veining and stockwork with visible argentite (silver sulphide).

Metallurgical testwork, including geochemical analysis, was completed by SGS Mineral Services in Durango, Mexico. Criteria for testing included standard bottle rolls using the following common processing parameters;

•	85% passing 150 mesh,
•	pH 11-11.5,
•	48% solids, and
•	Retention time of 50 hours.

The following table summarizes initial metallurgical test results for Las Chispas:

Sample ID	Assay Head Au g/t	Assay Head Ag g/t	Head Calculated Au g/t	Head Calculated Ag g/t	% Recovery Gold	% Recovery Silver
Composite 1	3.61	180.0	3.66	203.4	99.2	77.8
Composite 2	6.19	500.0	5.63	552.7	98.6	85.9
Composite 3	2.95	274.0	2.15	295.0	99.1	96.2
Average	4.25	318.0	3.81	350.3	98.9	86.6

Note: all numbers are rounded.

NaCN consumption rates averaged 1.5 Kg/t and CaO consumption rates averaged 1.4 Kg/t. The NaCN consumption rate is similar to that at Santa Elena, while the CaO rate is marginally lower at Santa Elena (Technical Report "Update to Santa Elena Pre-Feasibility Study" dated December 31, 2014), available under First Majestic Silver Inc.'s SEDAR profile. Lead nitrate and oxygen were also applied in the testing at the equivalent rates used at Santa Elena.

Based on these attractive results, the Company plans to complete further metallurgical testwork after announcing its maiden resource estimate in Q1 2018.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest Metals, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest Metals is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest Metals is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, permitting, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an initial resource estimate; information with respect to high-grade areas and size of veins projected from underground sampling results and drilling results; metallurgical test estimates; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; grade and metallurgical recovery estimates; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; accuracy of grade and metallurgical recovery estimates; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2017/30/c7955.html

%SEDAR: 00037742E

For further information: SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:00e 30-OCT-17